

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 14, 2009

Mr. James G. Azlein
Chief Executive Officer and President
BPI Energy Holdings, Inc.
30775 Bainbridge Road, Suite 280
Solon, OH 44139

> **Re: BPI Energy Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2007**
> **Filed October 29, 2007**
> **Response Letters Dated August 27, 2008 and November 13, 2008**
> **File No. 001-32695**

Dear Mr. Azlein:

We have completed our review of your Form 10-K and related filings and, except for the following paragraph, have no further comments at this time.

We note that you have not filed your fiscal 2008 Form 10-K and first quarter fiscal 2009 Form 10-Q. We remind you of your obligation to file such reports in accordance with Regulation 13a-1 and Regulation 13a-13(a) of the Securities and Exchange Act of 1934, respectively, and urge you to promptly comply.

Sincerely,

Christopher J. White
Branch Chief